Exhibit 2
IMPORTANT
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(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)

Executive Directors: Chang Xiaobing (Chairman) Lu Yimin Zuo Xunsheng Tong Jilu	Registered Office: 75th Floor The Center99 Queen’s Road Central Hong Kong

Non-Executive Directors: Cesareo Alierta Izuel Jung Man Won

Independent Non-Executive Directors: Wu Jinglian Cheung Wing Lam Linus Wong Wai Ming John Lawson Thornton Timpson Chung Shui Ming
AMENDMENTS TO THE SHARE OPTION SCHEMES AND
CERTAIN TERMS OF THE OPTIONS GRANTED UNDER
THE SHARE OPTION SCHEMES
AND
EXPLANATORY STATEMENT ON REPURCHASE MANDATE
To the Shareholders
Dear Sir or Madam,
INTRODUCTION
The purpose of this circular is to provide you with details relating to the proposed amendments to the rules of the three share option schemes of the Company, namely, the Share Option Scheme, the Pre-Global Offering Share Option Scheme and the Special Purpose Unicom Share Option Scheme, and certain terms of the Options granted, and to seek your approval for the proposed amendments at the AGM to be held on 26 May 2009.

This circular also serves as the explanatory statement required to be sent to the Shareholders under the Listing Rules in connection with the proposed ordinary resolution set out in item 5 of the AGM Notice for the approval of the renewal of the general mandate for repurchase of shares. This document also constitutes a memorandum required under section 49BA of the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong).
PROPOSED AMENDMENTS TO THE SHARE OPTION SCHEMES AND CERTAIN TERMS OF THE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEMES
Reasons for amending the rules of the Share Option Schemes
Since the Company’s last amendments to the Share Option Schemes on 11 May 2007, the Company has further reviewed its remuneration policy, in particular in light of the merger of the Company and Netcom, and proposes certain changes to the provisions relating to the exercise period of Options. Following the merger of the Company and Netcom, the Company would like to reward Directors, management and employees for their contribution towards the Group. The Board considers that extending the exercise period of Options held by such Grantees would be an effective and appropriate means for achieving this objective, and is therefore putting forward the related proposals for Shareholders’ approval.
According to Notes (1) and (2) to Rule 17.03(18) of the Listing Rules, any alterations to the terms and conditions of a share option scheme to the advantage of the grantees, of a material nature or any change to the terms of options granted must be approved by the shareholders of the listed issuer. As certain amendments to the rules of the Share Option Schemes are to the advantage of the Grantees or of a material nature, and the terms of Options granted are proposed to be amended, approval of Shareholders is required.
Proposed amendments to the rules of the Share Option Schemes requiring approval of Shareholders
(A)	Share Option Scheme
The proposed amendments to the rules of the Share Option Scheme requiring the approval of Shareholders are summarized as follows:
1.	Definitions

Existing provision	Proposed revised provision

N/A — new defined term
Mandatory Moratorium means any prohibition on the exercise of any Effective Option, the imposition of which is not made by nor within the control of the Company. For the avoidance of doubt and by way of illustration, this includes any mandatory prohibition on the exercise of any Option imposed by the central government of the People’s Republic of China;

N/A — new defined term	Mandatory Moratorium Period means the period of time during which an Effective Option is subject to a Mandatory Moratorium;

7.	Exercise of Options

Existing provision	Proposed revised provision

7.3(b)   in the event of the death of the original Grantee and none of the events under Clauses 8(d) or 8(e) has occurred, all the Options granted to the Grantee shall be vested in the Grantee automatically on the date of death, and the lawful successors of the Grantee shall be entitled within anytime from the date of death to the earlier of (i) 12 months after the date of death and (ii) the end of the Option Period to exercise all the Options in full (to the extent not already exercised). Any such Options which have not been exercised by the expiry of the 12-month period or the Option Period (whichever is earlier) shall lapse automatically. The legal successors to the above Options shall be limited to legal representatives of the deceased Grantee or persons who are entitled to inherit the rights of exercise of the deceased Grantee under this Scheme by will or by law of succession;

7.3(b)   in the event of the death of the original Grantee and none of the events under Clauses 8.1(d) or 8.1(e) has occurred, all the Options granted to the Grantee shall be vested in the Grantee automatically on the date of death, and the lawful successors of the Grantee shall be entitled within anytime from the date of death to the earlier of (i) 12 months after the date of death and (ii) the end of the Option Period to exercise all the Options in full (to the extent not already exercised), PROVIDED THAT where the Board has exercised its power under Clause 7.3(h) below to extend the Option Period of any such Option, then the successors of the Grantee may exercise the affected Option(s) for an additional period, being that notified by the Board under Clause 7.3(h). Any such Options which have not been exercised by the applicable time determined as aforesaid shall lapse automatically. The legal successors to the above Options shall be limited to legal representatives of the deceased Grantee or persons who are entitled to inherit the rights of exercise of the deceased Grantee under this Scheme by will or by law of succession;

Existing provision	Proposed revised provision

7.3(g) in the event of a Mandatory Transfer and none of the events under Clauses 8(d) or 8(e) has occurred:	7.3(g) in the event of a Mandatory Transfer and none of the events under Clauses 8.1(d) or 8.1(e) has occurred:

(i)   the Transferred Personnel may exercise all Effective Options vested in him on or before the date of the Mandatory Transfer (which date shall be the last actual working day of the Transferred Personnel with the relevant member of the Group whether salary is paid in lieu of notice or not); and

(i)   the Transferred Personnel may exercise all Effective Options vested in him on or before the date of the Mandatory Transfer (which date shall be the last actual working day of the Transferred Personnel with the relevant member of the Group whether salary is paid in lieu of notice or not); and

(ii)    in relation to Options granted to the Transferred Personnel which have not vested in him on or before the date of the Mandatory Transfer (Unvested Options), the Board shall have the right to vest such number of Unvested Options in the Transferred Personnel (Effective Unvested Options) on the date of the Mandatory Transfer as the Board may decide in its absolute discretion.

The Transferred Personnel may exercise all the Effective Options (to the extent not already exercised) and the Effective Unvested Options at any time from the date of the Mandatory Transfer to the earlier of (i) 12 months after the date of the Mandatory Transfer and (ii) the end of the Option Period. All the Options which are not Effective Options or not Effective Unvested Options will lapse automatically on the date immediately after the date of such Mandatory Transfer. All the Effective Options and Effective Unvested Options which have not been exercised by the expiry of the 12-month period or the Option Period (whichever is earlier), shall lapse automatically.

(ii)    in relation to Options granted to the Transferred Personnel which have not vested in him on or before the date of the Mandatory Transfer (Unvested Options), the Board shall have the right to vest such number of Unvested Options in the Transferred Personnel (Effective Unvested Options) on the date of the Mandatory Transfer as the Board may decide in its absolute discretion, and the Transferred Personnel may exercise all the Effective Options (to the extent not already exercised) and the Effective Unvested Options at any time from the date of the Mandatory Transfer to the earlier of (i) 12 months after the date of the Mandatory Transfer and (ii) the end of the Option Period, PROVIDED THAT where the Board has exercised its power under 7.3(h) below to extend the Option Period of any such Effective Option or Effective Unvested Option, then the Transferred Personnel may exercise the affected Effective Option(s) and/or Effective Unvested Option(s) for an additional period, being that notified by the Board under Clause 7.3(h). All the Options which are not Effective Options or not Effective Unvested Options will lapse automatically on the date immediately after the date of such Mandatory Transfer. All the Effective Options and Effective Unvested Options which have not been exercised by the applicable time determined as aforesaid shall lapse automatically; and

Existing provision	Proposed revised provision

N/A — new provision
7.3(h)   in the event that a Mandatory Moratorium is imposed in respect of any Effective Option during its Option Period (being the Option Period notified by the Board to the Grantee at the time of grant pursuant to Clause 5.3 and as may be subsequently modified in accordance with the other terms of this Scheme), the Board shall have the power to extend the Option Period of the affected Effective Option by such period (which shall not exceed the aggregate Mandatory Moratorium Period to which the relevant Effective Option is at that time known to the Board to have been and/or will be subject) as the Board shall in its absolute discretion determine, by giving notice thereof to the relevant Grantee.

8.	Lapse of Option

Existing provision	Proposed revised provision

8(a) the expiry of the Option Period;	8.1(a) the expiry of the Option Period (as extended pursuant to Clause 7.3(h), if applicable);
(B)	Pre-Global Offering Share Option Scheme
The same amendments are proposed to the corresponding provisions of the Pre-Global Offering Share Option Scheme.
(C)	Special Purpose Unicom Share Option Scheme
The proposed amendments to the rules of the Special Purpose Unicom Share Option Scheme requiring the approval of Shareholders are summarized as follows:
1.	Definitions

Existing provision	Proposed revised provision

N/A — new defined term
“Mandatory Moratorium” means any prohibition on the exercise of any Option which would otherwise be exercisable, the imposition of which is not made by nor within the control of the Company. For the avoidance of doubt and by way of illustration, this includes any mandatory prohibition on the exercise of any Option imposed by the central government of the People’s Republic of China;

N/A — new defined term	“Mandatory Moratorium Period” means the period of time during which an Option is subject to a Mandatory Moratorium;

5.	Exercise of Options and Proceeds

Existing provision	Proposed revised provision

N/A — new provision
5(8)     In the event that a Mandatory Moratorium is imposed in respect of any Option during a time when it would otherwise be exercisable, the Board shall have the power to extend the period during which that Option may be exercisable by such period (which shall not exceed the aggregate Mandatory Moratorium Period to which the relevant Option is at that time known to the Board to have been and/or will be subject) as the Board shall in its absolute discretion determine, by giving notice thereof to the relevant Grantee.

10.	Amendments to and Termination of this Scheme

Existing provision	Proposed revised provision

N/A — new provision	10(4) For the avoidance of doubt, all Options granted after the Netcom Scheme Effective Date shall be bound by the rules of the Scheme as amended from time to time.
Terms of Options Granted
The Company has granted Options under each of the Share Option Schemes on the then prevailing terms of the Share Option Schemes. Upon the amendments to the rules of the Share Option Schemes taking effect, the terms of the Options granted will also be changed to reflect, and so that they will be, subject to the amended rules of the Share Option Schemes.
General
The amended rules of the Share Option Schemes and the resulting amendments to the terms of the Options granted, if approved by the Shareholders at the AGM, will take effect from the date of the meeting of the Board held on 31 March 2009 at which (among other things) such amendments were approved.
The amended rules of the Share Option Schemes are in compliance with the requirements of Chapter 17 of the Listing Rules and the guidance regarding adjustments of the exercise price and the number of securities subject to Options granted, as set out in the letter dated 5 September 2005 from the Stock Exchange to all listed issuers.
If any Shareholder is interested in the details of the changes mentioned in this circular and other minor amendments proposed to be made to the rules of the Share Option Schemes by the Board within its power, a copy of the existing rules of the Share Option Schemes and the proposed Share Option Schemes as amended are available for inspection at Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong during normal business hours on any business day from the date of this circular up to and including the date of the AGM and at the AGM.
Recommendation
The Board considers that the amendments to the rules of the Share Option Schemes and the terms of the Options granted are in the interest of the Company and its Shareholders as a whole. Accordingly, the Board recommends that Shareholders vote in favour of the ordinary resolutions to be proposed at the AGM to approve the amendments to the rules of the Share Option Schemes and the terms of the Options granted, as detailed in the AGM Notice.

EXPLANATORY STATEMENT ON REPURCHASE MANDATE
Exercise of the Repurchase Mandate
The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company. It is proposed that up to 10% of the issued and outstanding Shares on the date of the passing of the ordinary resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, 23,767,925,322 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorized to repurchase up to 2,376,792,532 Shares during the period up to the date of the next annual general meeting in 2010, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.
Reasons for Repurchases
Repurchases of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.
Funding of Repurchases
Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilized for such purpose in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong), a company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.
There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2008) in the event that the Repurchase Mandate is exercised in full.
However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.
Disclosure of Interests
None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates (as defined in the Listing Rules), have any present intention to sell Shares to the Company if the Repurchase Mandate is approved by the Shareholders.
No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company, or (ii) have undertaken not to sell Shares to the Company, if the Repurchase Mandate is approved by the Shareholders.
Directors’ Undertaking
The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.
Share Repurchases Made by the Company
No repurchases of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this document.

Takeovers Code Consequences
If as a result of a repurchase of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.
As at the Latest Practicable Date, the immediate controlling shareholders of the Company are, Unicom BVI and Netcom BVI. Unicom BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 40.92% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Unicom BVI will be interested in approximately 45.46% of the reduced issued and outstanding share capital of the Company based on Unicom BVI’s interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at the Latest Practicable Date. Netcom BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having a beneficial interest in 7,008,353,115 Shares, representing approximately 29.49% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Netcom BVI will be interested in approximately 32.76% of the reduced issued and outstanding share capital of the Company based on Netcom BVI’s interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom BVI and Netcom BVI are persons acting in concert under the Takeovers Code in respect of their aggregate 70.4% shareholding in the Company by virtue of a concert party agreement entered into by them on 22 September 2008 pursuant to which they have agreed to cooperate actively to obtain or consolidate control of the Company and are presumed to be acting in concert with each other in respect of the Company pursuant to class (1) of the definition of “acting in concert” in the Takeovers Code. Therefore, as the aggregate shareholding in the Company held by Unicom BVI and Netcom BVI, being persons acting in concert, exceeds 50%, exercise of the Repurchase Mandate should, subject to the specific circumstances in the particular case, not result in a mandatory offer obligation upon Unicom BVI and Netcom BVI under Rule 26 of the Takeovers Code. Furthermore, if the Repurchase Mandate is exercised in full, the percentage of the reduced issued and outstanding share capital of the Company in public hands will not fall below the minimum prescribed level of 10%, such level being the minimum prescribed level applied to the Company pursuant to a waiver granted by the Stock Exchange. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a repurchase of the Shares.
Market Prices
The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date are as follows:

	Trade market price
	Highest	Lowest
	HK$	HK$

2008
April	17.34	15.72
May	18.70	16.20
June	17.70	13.68
July	16.50	14.10
August	16.68	11.80
September	13.00	9.61
October	12.20	7.78
November	11.28	8.20
December	10.88	8.50

2009
January	10.98	6.60
February	7.90	6.74
March	8.84	6.92

Extension of Share Issue Mandate
A resolution as set out in item 7 of the AGM Notice will also be proposed at the Annual General Meeting authorizing the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.
DEFINITIONS

“AGM”	the annual general meeting of the Company to be held on 26 May 2009

“AGM Notice”	notice of the AGM dated 15 April 2009

“Board”	the board of Directors

“Company”	China Unicom (Hong Kong) Limited

“Directors”	the directors of the Company

“Effective Options”	Options granted pursuant to the Share Option Schemes and vested according to the relevant Vesting Schedule

“Eligible Participant”	any employee of the Group including (without limitation) any executive and non-executive directors of the Group

“Grantees”	grantees under the Share Option Schemes

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Incapacity”	permanent and entire incapacity, whether or not caused during work, as determined in accordance with the standard formulated by the Company

“Latest Practicable Date”	31 March 2009

“Listing Rules”	the Rules Governing Listing of Securities on The Stock Exchange of Hong Kong Limited

“Mandatory Transfer”	a termination of employment by a member of the Group of a Transferred Personnel

“Netcom”	China Netcom Group Corporation (Hong Kong) Limited , a company incorporated under the laws of Hong Kong with limited liability and a wholly owned subsidiary of the Company

“Netcom BVI”	China Netcom Group Corporation (BVI) Limited (BVI) , a company incorporated under the laws of the British Virgin Islands and the immediate controlling shareholder of the Company

“Options”	option(s) which have been granted under the Share Option Schemes

“Pre-Global Offering Share Option Scheme”
the Pre-Global Offering Share Option Scheme of the Company as adopted by ordinary resolution of the Company on 1 June 2000 and amended by ordinary resolution of the Company on 13 May 2002 and 11 May 2007, respectively

“Repurchase Mandate”	the mandate granted to the Company if the ordinary resolution set out in item 5 of the AGM Notice is passed

“Stock Exchange”	the Stock Exchange of Hong Kong Limited

“Shares”	share(s) of all classes in the share capital of the Company

“Share Option Scheme”	the Share Option Scheme of the Company as adopted by ordinary resolution of the Company on 1 June 2000 and amended by ordinary resolution of the Company on 13 May 2002 and 11 May 2007, respectively

“Share Option Schemes”	the Share Option Scheme, the Pre-Global Offering Share Option Scheme and the Special Purpose Unicom Share Option Scheme

“Shareholders”	shareholders of the Company

“Special Purpose Unicom Share Option Scheme”	the Special Purpose Unicom Share Option Scheme of the Company as adopted by ordinary resolution of the Company on 16 September 2008

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers

“Transferred Personnel”
such personnel who are transferred due to reasons which are beyond their control, and in respect of whom such transfer is mandatory. This includes a transfer to entities outside the Group which is initiated by the central government of the People’s Republic of China. All the other personnel who are transferred shall not be regarded as “Transferred Personnel”. The Board shall be responsible for the determination of the Transferred Personnel

“Unicom BVI”	China Unicom (BVI) Limited, the immediate controlling shareholder of the Company

“Vesting Schedule”	the arrangement whereby Options granted at a particular time can be exercised in one lot or in batches in accordance with a pre-determined timetable as set out in the relevant grant letter
Hong Kong, 15 April 2009

By Order of the Board
China Unicom (Hong Kong) Limited Chang Xiaobing
Chairman